Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

MATERIAL FACT

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS
OF NOVEMBER 29, 2012

DATE, TIME AND PLACE: On November 29, 2012 at 12:30 p.m. at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, in the city and state of  São Paulo.

CHAIRMAN:  Pedro Moreira Salles.

QUORUM: The majority of the elected members.

RESOLUTION UNANIMOUSLY ADOPTED:

Pursuant to sub-item 14.2 of the Bylaws, the Directors have decided, “ad referendum” of the General Shareholders Meeting:

a)       to declare interest on capital in the amount of R$0.3120 per share, which shall be paid by April 30, 2013, for account of the mandatory dividend for fiscal year 2012, with retention of 15% withholding tax at source, resulting in net interest of R$0.2652 per share, excluding from this retention corporate stockholders able to substantiate immunity or exemption; and

b)       that the credit entry corresponding to this interest shall be made to the company’s account registers on December 28, 2012, on an individualized basis as at the close of the record date of December 21, 2012.

CONCLUSION: The meeting was declared closed and these minutes, having been drafted, read and approved by all, were signed. São Paulo (SP), November 29, 2012. (signed) Pedro Moreira Salles – Chairman; Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal – Vice Chairmen; Demosthenes Madureira de Pinho Neto, Gustavo Jorge Laboissière Loyola, Henri Penchas, Israel Vainboim, Nildemar Secches, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino – Directors.

ROBERTO EGYDIO SETUBAL
Chief Executive Officer